Atelier Restaurant

Profit and Loss

January 2025

	TOTAL
Income	
Sales	
Alcohol Sales	21,683.12
Food Sales	48,391.42
Sales - In House	15,817.61
Total Sales	**85,892.15**
Sales Tax Collected	9,405.50
Total Income	**$95,297.65**
Cost of Goods Sold	
Atelier Rest Grp Management Fee	5,255.00
Cost of Goods Sold	
Alcohol - COGS	5,367.85
Food - COGS	12,020.28
Collabs	66.00
Events	-1,000.00
Sunday Supper	-555.05
Total Food - COGS	**10,531.23**
Total Cost of Goods Sold	**15,899.08**
Cost of Labor - COGS	
Employee Health Insurance	4,931.65
Guaranteed Payments to Managing Partner	1,308.81
SALARIES	
Admin/Front of House Staff - COGS	36,602.74
Kitchen Staff - COGS	34,911.28
Total SALARIES	**71,514.02**
Taxes/Payroll - COGS	10,696.79
Workers’ Compensation	253.29
Total Cost of Labor - COGS	**88,704.56**
Prairie Lily Management Fee	10,810.00
Total Cost of Goods Sold	**$120,668.64**
GROSS PROFIT	**$ -25,370.99**
Expenses	
Advertising, Marketing & Promotion	156.83
Bank Charges	73.80
Merchant Service Fees	3.50
Total Bank Charges	**77.30**
Credit Card Processing Fees	930.39
Equipment Rental	1,532.86
Insurance-Liability/Property	2,437.44
Kabbage Loan Fees	248.50

Atelier Restaurant

Profit and Loss

January 2025

	TOTAL
Meals (50% Deductible)	
Meals - Travel	820.57
Total Meals (50% Deductible)	**820.57**
Office Expenses	292.46
Payroll Service Charges	244.16
Total Office Expenses	**536.62**
Processing Fees - Resy	1,895.52
Rent Expense	2,700.00
Repairs & Maintenance	79.55
Sales Tax Expense	15,651.16
Supplies	
Kitchen Supplies	1,363.11
Linens	571.65
Menu/Related Supplies	57.20
Takeout Supplies	118.02
Total Supplies	**2,109.98**
Utilities	
Electric	721.38
Gas	479.06
Internet and Telephone	312.91
Pest Control	225.00
Security System	157.16
Trash and Recycling	720.41
Total Utilities	**2,615.92**
Total Expenses	**$31,792.64**
NET OPERATING INCOME	**$ -57,163.63**
Other Expenses	
Interest Expense	
Line of Credit-Interest Paid	446.71
Total Interest Expense	**446.71**
Total Other Expenses	**$446.71**
NET OTHER INCOME	**$ -446.71**
NET INCOME	**$ -57,610.34**

Atelier Restaurant

Balance Sheet

As of January 31, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash Onsite	1,174.22
Chase Checking-NEW	3,085.17
Chase Savings-UPDATED	2.75
Total Bank Accounts	**$4,262.14**
Accounts Receivable	
Accounts Receivable - Tock	8,334.87
Total Accounts Receivable	**$8,334.87**
Other Current Assets	
Book Inventory	0.00
Bunny/WunderPOP-Due To/From	0.00
Credit Card Receivables	4,367.91
Deposits in Transit	0.00
Due from Prairie Lily	16,500.00
Employee Advances	400.00
Inventory (adjust monthly)	1,232.69
Kitsune-Due To/From	0.00
Loan to Iliana Regan	16,875.37
Moening Advance	0.00
Prepaid Expenses	0.00
Prepaid Payroll Taxes	0.00
Total Other Current Assets	**$39,375.97**
Total Current Assets	**$51,972.98**
Fixed Assets	
Equipment - Cost	0.00
Accumulated Depreciation	0.00
Equipment - Water Heater	14,859.00
Total Equipment - Cost	**14,859.00**
Furniture & Fixtures - Cost	0.00
Accumulated Depreciation	0.00
Furniture & Fixtures Dining Room	
Dining room Accumulated Depreciation	0.00
Dining room chairs	3,144.79
Dining room tables	5,127.59
Total Furniture & Fixtures Dining Room	**8,272.38**
Total Furniture & Fixtures - Cost	**8,272.38**

Atelier Restaurant

Balance Sheet

As of January 31, 2024

	TOTAL
Leasehold Improvements - Cost	227,900.44
Accumulated Depreciation	-94,442.70
Total Leasehold Improvements - Cost	**133,457.74**
Startup & Organizational Costs	64,081.07
Accumulated Amortization	-48,416.00
Total Startup & Organizational Costs	**15,665.07**
Total Fixed Assets	**$172,254.19**
Other Assets	
Deposits Paid	0.00
Total Other Assets	**$0.00**
TOTAL ASSETS	**$224,227.17**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	15,172.65
Total Accounts Payable	**$15,172.65**
Other Current Liabilities	
2024 Season Tickets	51,553.25
Accrued Expenses	0.00
Benefit Liabilities	2,539.68
Chase Line of Credit	70,274.00
Due to/from Milkweed	185.66
Gift Certificates Payable	6,104.00
Gratuities Payable to Staff	0.00
Service Charge	0.00
Total Gratuities Payable to Staff	**0.00**
Guaranteed Payments-aka Interest Payable to Partners	
Interest Payable - Jen Laaback	0.00
Interest Payable - Mike Meier	0.00
Interest Payable - Robert Herbster	0.00
Total Guaranteed Payments-aka Interest Payable to Partners	**0.00**
Loan From Fora Financial-Interest Paid	0.00
Loan from Intuit Financing-Interest	0.00
Loan from Kabbage-Interest	0.00
Net of Funds Held and Unbooked Sales	0.00
Cynergy CC Funds Held	0.00
House Account	0.00

Atelier Restaurant

Balance Sheet

As of January 31, 2024

	TOTAL
Total Net of Funds Held and Unbooked Sales	**0.00**
PPP Loan Payable	0.00
Quickbridge Loan-Interest Paid	0.00
Restaurant Tax Payable	0.00
Sales Tax Payable	0.00
Sales Tax Payable Dec 31 2021	0.00
Season Tickets	0.00
Season Tickets-2023	6,246.12
Unbooked Sales, Gratuities and Tax	0.00
Total Other Current Liabilities	**$136,902.71**
Total Current Liabilities	**$152,075.36**
Long-Term Liabilities	
Loan from Fora Financial	0.00
Loan from Intuit Financing	16,836.80
Loan from Kabbage	6,358.80
Loan Payable to Jen/Mike	0.00
Loan Payable to Paul Lacey	27,960.00
Loan Payable to Stacy Moening	0.00
Loan Payable to Tim Lacey	13,843.00
Quickbridge Loan	0.00
Square Loan	5,946.07
Total Long-Term Liabilities	**$70,944.67**
Total Liabilities	**$223,020.03**
Equity	
Opening Balance Equity	0.00
Paid in Capital Account - Tim Lacey	438,848.80
Partners’ Equity	
Iliana Regan-Partner’s Equity	0.00
Distributions 2019	0.00
Partner Distributions-Tax Payments	0.00
PRE 2019 DISTRIBUTIONS TO ILIANA REGAN	0.00
Total Iliana Regan-Partner’s Equity	**0.00**
Jen Laaback-Partner’s Equity	0.00
Partner Distributions-Tax Payments	0.00
Total Jen Laaback-Partner’s Equity	**0.00**
Mike Meier-Partner’s Equity	0.00
Partner Distributions-Tax Payments	0.00

Atelier Restaurant

Balance Sheet

As of January 31, 2024

	TOTAL
Total Mike Meier-Partner's Equity	**0.00**
Robert Herbster-Partner's Equity	0.00
Distributions	0.00
Distributions 2019	0.00
Partner Distributions-Tax Payments	0.00
Principal Reimbursement	0.00
Total Robert Herbster-Partner's Equity	**0.00**
Total Partners' Equity	**0.00**
Retained Earnings	-461,481.31
Net Income	23,839.65
Total Equity	**$1,207.14**
TOTAL LIABILITIES AND EQUITY	**$224,227.17**

Atelier Restaurant

Statement of Cash Flows

January 2025

	TOTAL
OPERATING ACTIVITIES	
Net Income	-57,610.34
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Credit Card Receivables	-1,550.54
Inventory (adjust monthly)	422.27
Accounts Payable (A/P)	-957.69
2024 Season Tickets	-1,201.17
Benefit Liabilities	5,199.88
Chase Line of Credit	-553.29
Gift Certificates Payable	764.02
Intuit Line of Credit	-600.19
Unbooked Sales, Gratuities and Tax	18,408.23
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**19,931.52**
Net cash provided by operating activities	**$ -37,678.82**
FINANCING ACTIVITIES	
Loan from Fora Financial	11,435.00
Loan from Forward Financial	28,385.00
Loan from Kabbage	-65.34
Quickbridge Loan	-8,085.20
Square Loan	-3,043.64
Net cash provided by financing activities	**$28,625.82**
NET CASH INCREASE FOR PERIOD	**$ -9,053.00**
Cash at beginning of period	12,040.82
CASH AT END OF PERIOD	**$2,987.82**